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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67051

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 03/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CSP Securities, LP**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13355 Noel Road, Suite 1600

(No. and Street)

Dallas	TX	75240
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Wong	347-675-3791	david.wong@mizuhogroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC

(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	7543
(Address)	(City)	(State)	(Zip Code)

2/24/2009		3366	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Billek _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CSP Securities, LP _____, as of 3/31 _____, 2 024 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Julie A. Grossman
Notary Public, State of New York
Registration No. 02GR6174635
Qualified in New York County
Commission Expires December 20, 20 27

Signature: _Mitchell Billek_

Title _Managing Director and Chief Financial Officer_

Julie A. Grossman
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CSP SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

MARCH 31, 2024

CSP SECURITIES, LP

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
CSP Securities, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CSP Securities, LP as of March 31, 2024, the related statements of operations, changes in partners' capital, and cash flows for the period January 1, 2023 to March 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CSP Securities, LP as of March 31, 2024, and the results of its operations and its cash flows for the period January 1, 2023 to March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CSP Securities, LP's management. Our responsibility is to express an opinion on CSP Securities, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CSP Securities, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CSP Securities, LP's financial statements. The supplemental information is the responsibility of CSP Securities, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

We have served as CSP Securities, LP's auditor since 2017.

Celeste, Texas
June 19, 2024

CSP SECURITIES, LP
Statement of Financial Condition
March 31, 2024

ASSETS

Cash	$	12,952,230
Accounts receivable		16,168,984
Income tax receivable - related party		498,525
Other assets		40,291
TOTAL ASSETS	$	29,660,030

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Commissions payable	$	2,734,667
State tax payable - General Partner		210,219
Payable to related party		818,122
Total liabilities		3,763,008
Partners' Capital		25,897,022
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	29,660,030

notes to financial statements.   2

CSP SECURITIES, LP
Statement of Operations
For the Period January 1, 2023 to March 31, 2024

Revenue

Success fees	$	8,221,185
Consulting fees		18,000
Interest		603,487
TOTAL REVENUE		8,842,672

Expenses

Commissions	1,925,275
Lease allocation - related party	534,452
Administration, personnel and other cost reimbursements - related party	9,429,327
Other expenses	219,609
TOTAL EXPENSES	12,108,663
Net loss before provision for income taxes	(3,265,991)
Current income tax benefit - federal	(490,647)
Current income tax benefit - state	(225,508)
Total current benefit for income taxes	(716,155)

NET LOSS	$	(2,549,836)

notes to financial statements.   3

CSP SECURITIES, LP
Statement of Changes in Partners' Capital
For the Period January 1, 2023 to March 31, 2024

	General Partner	Limited Partner	Total
Balances at December 31, 2022	$ 910,109	$ 15,036,749	$ 15,946,858
Partner contributions	125,000	12,375,000	12,500,000
Net loss	(25,498)	(2,524,338)	(2,549,836)
Balances at March 31, 2024	$ 1,009,611	$ 24,887,411	$ 25,897,022

CSP SECURITIES, LP
Statement of Cash Flows
For the Period January 1, 2023 to March 31, 2024

Cash flows from operating activities:

Net loss	$ (2,549,836)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
Changes in assets and liabilities	
Increase in accounts receivable	(1,757,687)
Decrease in income tax receivable - related party	507,299
Increase in other assets	(40,087)
Increase in commissions payable	692,756
Decrease in state tax payable - General Partner	(7,118)
Decrease in payable to related party	(403,898)
Net cash used by operating activities	(3,558,571)

Cash flows from financing activities:

Partner contributions	12,500,000
Net cash provided in financing activities	12,500,000
Net change in cash	8,941,429
Cash at beginning of period	4,010,801
Cash at end of period	$12,952,230

Supplemental Disclosures of Cash Flow Information:

Cash paid during the period for:

Interest	$ -
Income taxes - state	$ 7,118

Note 1 -   Organization and Nature of Business

CSP Securities, LP (the "Partnership"), was organized in January 2006 as a Delaware limited partnership. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC"). Mizuho Americas LLC ("MHA") owns all of the outstanding partnership interests of the Partnership's general partner and limited partner. The U.S. dollar ($) is the functional currency of the Partnership.

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to private placements of securities.

The Partnership acts as a placement agent for private placement offerings of high-quality investment firms specializing in private equity and other alternative asset investment strategies. The Partnership raises capital for these offerings exclusively from sophisticated institutional and commercial investors.

In October 2023, the Partnership received approval from FINRA to change its fiscal year-end date from December 31 to March 31; therefore, these financial statements are for the period January 1, 2023, to March 31, 2024.

Note 2 -   Significant Account Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from contracts with customers includes success fees and consulting fees related to best efforts private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees are considered variable consideration as the uncertainty is dependent on the timing and amount of the closing, both of which are highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. On March 31, 2024, all amounts were immaterial.

Revenue for consulting fees is recognized by the Partnership over time as the performance obligations are simultaneously provided by the Partnership and consumed by the customer.

Note 2 - Significant Account Policies (cont.)

Current Expected Credit Losses

The Partnership accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Partnership to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Partnership records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at rates of exchange as of the transaction date; statement of income amounts are translated at rates of exchange as of the transaction date. Gains or losses from foreign currency transactions are included in net income.

Income Taxes

The Partnership is included in the consolidated federal and state corporate income tax returns of MHA. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Partnership is recorded as a receivable from or payable to MHA.

The Partnership accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Partnership assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the Financial Statements at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Partnership recognizes the current and deferred tax consequences of all transactions in the Financial Statements using the provisions of the currently enacted tax laws. It is a policy to include interest and penalties related to gross unrecognized tax benefits within its provision or benefit for income taxes.

Note 3 -   Related Party Transactions / Economic Dependency / Concentration of Services

The Partnership and its affiliates share various resources for which they also share the associated costs under a Master Services, Personnel Allocation and Cost Reimbursement Agreement. These are costs allocated to the Partnership for research, sales commissions, personnel expenses and other operational support and services, primarily from Mizuho Americas Services LLC and Mizuho Securities USA LLC. Amounts allocated to the Partnership totaled $9,429,327 for the period January 1, 2024, through March 31, 2024, of which $635,648 is payable on March 31, 2024. Mizuho Americas Services LLC also allocated lease expense to the Partnership totaling $534,452 for the period January 1, 2024, through March 31, 2024, of which $13,979 is payable on March 31, 2024. Costs allocated to the Partnership by related parties total approximately 82% of total expenses for the period.

Three registered securities representatives of the Partnership generated approximately 67% of the Partnership's revenue and accounted for approximately 58% of the Partnership's commissions expense for the year ended March 31, 2024. The Partnership is economically dependent upon these registered representatives due to the concentration of services provided by them. The Partnership has $1,592,923 in commissions payable to these registered securities representatives on March 31, 2024.

The Partnership has state taxes payable due to the General Partner of $210,219 on March 31, 2024.

The Partnership has receivables due from MHA for federal and state income taxes totaling $301,098 and $197,427, respectively, on March 31, 2024

A related party acts as a common paymaster for the Partnership and regularly advances commissions and other costs on behalf of the Partnership, which the Partnership settles on a regular basis. There is $168,494 due to this related party on March 31, 2024, related to payroll advances.

Note 4 -   Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On March 31, 2024, the Partnership had net capital of $11,889,503 which was $11,750,620 in excess of its net capital requirement of $138,884. The. partnership's net capital ratio was 0.15 to 1.

Note 5 -   <u>Accounts Receivable</u>

Accounts receivable is primarily comprised of success fees due in quarterly installments. Based on contract terms, accounts receivable on March 31, 2024, are expected to be collected in the following years ending March 31:

2024	$4,217,655
2025	4,562,767
2026	4,530,340
2027	2,354,525
2028	344,739
2029	127,167
2030	31,791
Total	$16,168,984

Note 6 -   <u>Income Taxes</u>

On March 31, 2024, income tax receivable – related party includes $301,098 receivable from MHA for separate federal income taxes and $197,427 for separate state income taxes for the period January 1, 2023, through March 31, 2024. On March 31, 2024, state tax payable – General Partner of $210,219 relates to separate state income taxes for periods prior to January 1, 2023.

Note 7 -   <u>Concentration of Revenue and Credit Risk</u>

On March 31, 2024, the Partnership has cash held at one national bank totaling $12,932,376. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. On March 31, 2024, the Partnership's uninsured cash balance totals $12,682,376. Cash balances fluctuate on a daily basis.

The Partnership has accounts receivables due from four investment firms totaling $13,698,246, or approximately 46% of total assets on March 31, 2024. For the year ended March 31, 2024, the Partnership earned $6,626,685 or approximately 75% of total revenues, in success fees from two investment firms.

Note 8 -   <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 9 -   <u>Subsequent Events</u>

Management has evaluated the Partnership's events and transactions that occurred subsequent to March 31, 2024, through June 19, 2024, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2024.

CSP SECURITIES, LP
Supplemental Information
Pursuant to Rule 17a-5
March 31, 2024

Computation of Net Capital

Total partners' capital qualified for net capital	$	25,897,022
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		13,468,703
Income tax receivable - related party		498,525
Other assets		40,291
Total deductions and/or charges		14,007,519
Net Capital	$	11,889,503
Aggregate indebtedness		
Commissions payable		758,490
State tax payable - General Partner		210,219
Payable to related party		818,121
Aggregate indebtedness	$	1,786,830
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness, plus 1% of commissions payable due in excess of 12 months)	$	138,884
Net capital in excess of minimum requirement	$	11,750,620
Ratio of aggregate indebtedness to net capital		0.15 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the preceding computation and the Partnership's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2024.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to private placements of securities. The Partnership does not hold funds or securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
CSP Securities, LP

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CSP Securities, LP (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CSP Securities, LP's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CSP Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
June 19, 2024

CPA
America counts on CPAs'

CSP Securities, LP

CSP Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Mitchell Billek, swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

By: _Mitchell Billek_

Title: Chief Financial Officer

Date: June 19, 2024